SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

BAYTEX ENERGY TRUST (Translation of registrant's name into English)

2200, 205 – 5TH AVENUE S.W. CALGARY, ALBERTA, CANADA T2P 2V7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The documents attached as exhibits hereto are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Interim Consolidated Financial Statements for the three months and years ended December 31, 2009 and 2008
99.2	Management’s Discussion and Analysis for the three months and year ended December 31, 2009
99.3	CEO Certification
99.4	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST (Registrant) By: Baytex Energy Ltd.

Date: March 11, 2010	By:	/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Chief Financial Officer